
NEW WAY HOMES
2022 Report

Dear investors,

At the highest level, the top accomplishments in 2022 for the NWH fund and projects it supports were:

1. Four projects submitted new permit applications:

o Building permits for 28 units at Center of Hope Church in Oakland

o Planning permits for 40 units at Peace United Church in Santa Cruz

o Planning permits for 35 units at 8930 MacArthur Blvd in Oakland

o Pre-application for 15 units (out of eventual 30) at 841 Capitola Road.

2. NWH raised critical grant funding to continue work on multiple projects:

o $2.17M in a state grant for the continued construction work on 7 units of supportive housing at 801 River Street

o $861k in a state grant for contaminated soil cleanup at our project site in Salinas

3. NWH representatives met with >10 potential new non-profit land partners about potential new projects totaling >300 units. Interest in our model has continued to grow.

We need your help!

New Way Homes particularly welcomes connections to sources of capital interested in making impact investments into affordable housing development. We continue to get very strong interest from non-profit land owners in initiating much-needed projects, so NWH continues to seek pre-development capital in particular. We also welcome help with policy advocacy and connections to reducing housing development costs and other innovations relevant to our work.

Sincerely,

Sibley V. Simon
President

Andrew Ow
Director

Micah Silvey
Director

John Ballard
Tresurer

James Rector
Secretary

Uche Uwahemu
Board Member

Owen Lawlor
Board member

Our Mission

In 5 years, we want to have created an entire new part of the housing industry that has a fair balance between investor returns and maximizing affordability. We hope to be creating thousands of units of mission-driven housing per year in the least affordable areas of California and that others will be duplicating what we're doing here and across the country. We already have non-profit land owners coming to us at the rate to achieve this and 350 units under design or in construction.

See our full profile



How did we do this year?

Report Card

B+


The Good

4 NWH-funded projects submitted permit application
NWH-funded projects were awarded > $3M in state grants and a project returned $600k into the NWH fund
Doubled the size of our development team working on NWH projects


The Bad

NWH did not raise much new capital for pre-development
One project had to be cancelled at a very early stage due to infeasible existing conditions
Pre-de timelines exceeded expectations due both to very slow jurisdiction response times and the discovery of site complications

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2022 At a Glance
January 1 to December 31

$622,950 +65%
Revenue

$44,761
Net Profit

$1,158,582 +606%
Short Term Debt

$345,000
Raised in 2022

$520,993
Cash on Hand
As of 09/22/23

INCOME | BALANCE | NARRATIVE

● Revenues ● Profit



2021	2022
$377,566	$622,950
$-92,823	$44,761

Net Margin: 7%   Gross Margin: 100%   Return on Assets: 1%   Earnings per Share: $Infinity   Revenue per Employee: $311,475   Cash to Assets: 23%   Revenue to Receivables: 85,806%   Debt Ratio: 93%

📄 NWH_3_Audited_Financials_2022.pdf   📄 2020_New_Way_Homes_Audited_Financials.pdf   📄 NWH_3_Audited_Financials_2021.pdf

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We ♥ Our
157 Investors

Thank You For Believing In Us

Drew Tulchin
Katrina L Suarez
Okwudili C Amaechi
Terry Rose
Stelanie Lu Vetta Marshall
Kevin King
Devin Kroner
Sue Lawson
Felix Vayssieres
Madhav KHANAL
Sarina Simon
Donna Murphy
Tai Silvey
Crystal Birns
Peter Marnocha
Daniel Nowacki
Adam Yarme
William Head
Ryan O'Mahoney
Richard Slew
Courtney Berner
Loretha Pennix
Lee Barken
Todd And Angela Creamer
Anthony A Cook
Rebecca Kohn
Brad Barbeau
Terry Reece
Faisal Sean Fazilat
Laureen Diephof
Matt Farrell
William Mendez
Doron Comerchero
Julia Bacharach
Matt Coddington
Leo Lu
Creedence Shaw
Mina Kim
Jesse Johnson
Kayla Kumar
Victoria Kennedy
John P. Dietz
Camille Beydon
Aaron Hoffman
Brian Drummond
Mohamed Jabbar
Michael Morton
James Sarantinos
Jeanette Williams
Kay Sibley
Leilani Frantz
Karrye Braxton
Seth Heltzenrater
Ekow Ekyem Lamptey
James Rector
Micah Silvey
Michael M. Laddon
Kimberly Edmonds
Craig Vachon
Leticia Molina
Andrew Mcdougal
Glenn Louis Vanderbilt
Carol DeCarvalho
Fred Keeley
Roland Saher
Steve Lustgarden
John Kaster
Owen Lawlor
Jeanne Howard
Chris Brown
Debra Thompson
Bryan Long
Paula Smith
Neil Young
Tamara Graham
Noelle Weatherwax
Steven D Fronk
Dino Adelfio
Mark Elsdon
Chris Carella
Brandon Silverman
Gail Michaelis-Ow
Azusa Otawa
Darcie Fohrman
Tom Kornack
Rana Gooden
Jeremy Votaw
Karen Coppock
Deirdre Foley
Megan Goldstein
William Gonzalez
Harold Taber
Peter F Cikalo
Raines Cohen
Susan Nerton
Wren Schultz
Americia Dawson
Hannah Phalen
Gail Blackwell
William Hendricks
Michael Brady
Heather Morton
Audrey Joy
Beck Tench
William Temres
Aura Oslapas
Kevin Flanders
Katherine Roberts
Julio Porro
Ankur Patel
Anna Smukowski
Justin White
David Martinelli
Tricia Powell
Jonathan Anders
Christi Addie
Fawna Vanrain
Silas Grossberndt
Ayodeji Otuyelu
Douglas Walton
Andrea Bachhuber-Beam
Andrew Ow
Ryan Thacher
Don Lane
Daniel Jacob MacCombie
Thembile Mtwa
Marc Gunther
Sashka Rothchild
George Braun
Lisa Robinson
Gregory Allen
Philip WIESE
Joshua Bushinsky
Elizabeth Conlan
Janine Coover
Herman Venter
Advait Kulkarni
Johnson Hor
Claudette Brewer
Joshua Resnick
Ireosha Ford
Andres Soto Bustos
Alexander Baptiste
Jamileh Cannon
Jane Orbuch
Alyssa Willett
Ernest Harry Musasa
Audra Aulabaugh
Sam Thomas Landman
Mitchell A Turner
Don Nathe
David Apgar
Ben Ramsden-Stein
Rosalie Pinkert
Angela A Tseng
Cindy Reinhardt
Christopher Van Dyke

Thank You!

From the New Way Homes Team



Sibley V. Simon
President



Alyssa Willett
Chief Financial Analyst, Envision Housing
Leads finance & compliance for NWH; formerly Finance & Operations Director at Housing Matters



Pastor Raymond Lankford
Community Liason, Consultant
Executive Director of Healthy Communities | For over 25 years has connected resources to lower income neighborhood churches in Alameda County. UCSF Hospital Community Advisory Board Member.



Lexi Love
Intern & Lexi-of-all-trades
Social media coordination, constituent outreach, division I athlete, and future Ivy League graduate.



Micah Silvey
Board Member
Vice President, LEED Certification @ Green Business Certification, Inc. | Oversees GBCI's global LEED green building certification activities.



Christine Sippl
Board Member
Senior Director of Programs & Strategic Partnerships @ Encompass Community Services | Previously @ Santa Cruz County's Homeless Person's Health Project where she developed permanent supportive housing and partnered to form the 180/180 Initiative.



James Rector
Treasurer
CEO @ RC Cubed | Provides funding for solar installations at non-profits and public buildings via impact investors.



Robert Singleton
Secretary of the Board
Founder @ Civinomics | Current work includes housing policy recommendations and research for the Santa Cruz County Business Council and Association of Realtors.



Kimberly Edmonds
Board Member
Founding Principal @ Ventura Partners | Over 20 Years experience work with non-profits to execute commercial developments and previous experience in affordable housing development.



Aura Oslapas
Board Member
Principal at A+O Design Partners. Over 30 years as a design professional, including experience design, product design, and design management & strategy.



Owen Lawlor
Board Member
Managing Member at Moss Beach Associates, LLC. Over 20 years of experience in all aspects of the Residential and Commercial Real Estate Development Process with special emphasis in governmental relations within the Land Use entitlement process.



Andrew Ow
Board Member
Counsel @ Ow Family Properties



Uche Uwahemu
Board Member
Senior District Field Rep @ Office of State Assemblywoman | Board Member @ City of Richmond's Workforce Investment Board. Previous board member @ Contra Costa County Economic Opportunity Council and principal @ Cal Bay Consulting Group, LLC

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Micah Silvey	Director, Certification @ Green Business Certification, Inc.	2017
Andrew Ow	Counsel @ Ow Family Properties	2019
Robert Singleton	Executive Director @ Santa Cruz County Business Council	2015
Christine Sippl	Sr. Director for Impact and Partnerships @ Encompass Community Services	2015
Aura Oslapas	Principal @ A+O Design Partners	2015
Owen Lawlor	Principal @ Lawlor LandUse	2015
James Rector	Sunwest Bank @ Sr. Vice President and Director of	2015

	Renewable Energy Division,	
John Ballard	Strategic Advisor for SPX Corporation @ Independent Contractor	2021
Uche Uwahemu	State Legislator Staff @ State of CA	2020

Officers

OFFICER	TITLE	JOINED
Sibley Simon	President	2015
Robert Singleton	Secretary	2015
John Ballard	CFO and Treasurer	2021

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
08/2018	$350,000		Other
08/2018	$30,000		Other
09/2018	$250,000		Other
04/2019	$682,000		Regulation D, Rule 506(c)
12/2019	$110,000		Regulation D, Rule 506(c)
05/2020	$500,000		Other
12/2020	$21,315		Regulation D, Rule 506(c)
04/2021	$523,162		Regulation Crowdfunding
05/2021	$523,162		4(a)(6)
05/2021	$523,162		Regulation Crowdfunding
06/2021	$3,010,000		Regulation D, Rule 506(c)
01/2022	$150,000		Regulation D, Rule 506(c)
12/2022	$195,000		Regulation D, Rule 506(c)
01/2023	$14,000		Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURR
Community Foundation Santa Cruz County	08/01/2018	$350,000	$350,000	3.0%	07/31/2025	Yes
Community Vision	08/07/2018	$30,000	$9,615	0.0%	12/07/2023	Yes
Adrian Dominican Sisters Community Investment Fund	09/01/2018	$250,000	$250,000	3.0%	09/01/2023	Yes
19 separate accredited investors	04/30/2019	$682,000	$696,493	3.15%	06/28/2028	Yes
two separate accredited investors	12/31/2019	$110,000	$112,338	3.15%	06/28/2029	Yes
Community Foundation Santa Cruz County	05/01/2020	$500,000	$500,000	3.0%	06/30/2030	Yes
two accredited investors	12/31/2020	$21,315	$21,768	3.15%	06/28/2030	Yes
Various	05/27/2021	$523,162	$531,215	4.25%	06/30/2030	Yes
two accredited investors	06/08/2021	$3,010,000	$3,057,408	3.15%	06/28/2031	Yes
three accredited investors	01/04/2022	$150,000	$153,188	4.25%	06/30/2031	Yes
three accredited investors	12/31/2022	$195,000	$199,144	4.25%	06/30/2032	Yes
accredited investor	01/14/2023	$14,000	$14,287	4.25%	06/30/2033	Yes

Related Party Transactions

Name	Ballard Trust
Amount Invested	$50,000
Transaction type	Loan
Issued	12/30/2022
Outstanding principal plus interest	$51,063 as of 09/2023
Interest	4.25 per annum
Maturity	06/30/2032
Outstanding	Yes
Current with payments	Yes
Relationship	NWH's Treasurer John Ballard is a beneficiary of this trust

The 4.25% interest is a fixed interest rate. These notes are junior to all other debt of the organization.

Name	Envision I, LLC
Amount Invested	-$500,000
Transaction type	Loan
Issued	02/04/2022
Outstanding principal plus interest	$542,894 as of 09/2023
Interest	6.0 per annum
Maturity	06/30/2027
Outstanding	Yes
Current with payments	Yes
Relationship	The LLC is part-owned by NWH President Sibley Simon

The Company has made a loan for up to $4.6M to Envision I, LLC for pre-development expenses on housing projects that meet NWH mission and specific criteria. Interest accrues on this loan at 6%. The loan is made up of 10 Notes of which this 2022 transaction is one. The first Note with a principal amount of $500,000 has been fully repaid; the other Notes have maturity dates ranging from 6/30/2024 to 6/30/2029. Envision I, LLC is 50% owned by NWH President Sibley Simon. This loan is overseen by NWH's Board of Directors and includes a variety of restrictions related to NWH's loan policies and conflict of interest policy, including affordability restrictions on housing projects developed, disallowing Envision I, LLC from making any payments to its owners while this loan is outstanding, and requiring any services by companies related to a NWH officer or director to be performed at materially below-market rates approved by NWH's Board under its conflict-of-interest policy.

Name	Envision I, LLC
Amount Invested	-$700,000
Transaction type	Loan
Issued	08/19/2022
Outstanding principal plus interest	$736,823 as of 09/2023
Interest	6.0 per annum
Maturity	06/30/2027
Outstanding	Yes
Current with payments	Yes
Relationship	The LLC is part-owned by NWH President Sibley Simon

The Company has made a loan for up to $4.6M to Envision I, LLC for pre-development expenses on housing projects that meet NWH mission and specific criteria. Interest accrues on this loan at 6%. The loan is made up of 10 Notes of which this 2022 transaction is one. The first Note with a principal amount of $500,000 has been fully repaid; the other Notes have maturity dates ranging from 6/30/2024 to 6/30/2029. Envision I, LLC is 50% owned by NWH President Sibley Simon. This loan is overseen by NWH's Board of Directors and includes a variety of restrictions related to NWH's loan policies and conflict of interest policy, including affordability restrictions on housing projects developed, disallowing Envision I, LLC from making any payments to its owners while this loan is outstanding, and requiring any services by companies related to a NWH officer or director to be performed at materially below market rates approved by NWH's Board under its conflict-of-interest policy.

Name	Workbench
Amount Invested	-$171,500
Transaction type	Other
Issued	08/19/2022
Relationship	NWH President Sibley Simon is also an officer of Workbench (but not an owner)

This was a fixed-fee contract for architectural services on better-than-market terms for planning permit application work on the 8930 MacArthur Blvd project.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Residential Real Estate Assets may experience catastrophic events or major market value changes or changes in debt financing markets.

Events such as natural disasters, fires, the COVID-19 health & economic crisis, sudden economic downturns, or other events may cause significant loss of value to the real estate assets of NWH's borrowers and/or a sudden need of capital. Over time, it is possible that the multifamily residential rental real estate market in California will change significantly; if rents go down, or if they increase much slower than historically has been the case, then a project may not be able to afford sufficient replacement reserves, operating funds, or debt service payments.

To date there have been no legal claims against NWH or any of the development projects it has funded. However, it is not uncommon for development projects to lead to legal disputes, and even when those disputes are between third parties and local jurisdictions, NWH may be required or it may be in NWH's best interest to participate in or fund legal defense or related activities. NWH's insurance may not adequately cover these claims and even if such claims are unsuccessful, the costs incurred in defending against these claims, in terms of the money and the time and distraction of NWH Management, could have a material adverse effect on our business, results of operations or financial condition.

There may be conflicts of interest with NWH Management, directors, and affiliates.

Sibley Verbeck Simon, President, will, and others who will serve on the Board of Directors of NWH and control NWH, may have interests in a variety of activities other than NWH. Accordingly, conflicts may arise in the allocation of time between NWH and one or more of these activities and in the involvement in or ownership of related entities. Potential conflicts of interest could exist or may develop in the future among NWH, its Note holders, its land partners, and/or any affiliate of the foregoing, which should be considered carefully by each potential Note holder.

Prices of construction labor and materials can fluctuate significantly due to changes in demand and supply. The costs, availability, and quality of materials and services can increase a project's costs and therefore reduce the project's ability to repay NWH.

NWH's borrowers (the housing projects) might not be able to service their debt obligations or might have other financial difficulties.

PSEs will have debt from other lenders, and the debt to NWH will typically be subordinated to such debt to third parties. No assurances can be made that these entities will be able to achieve their operating or financial projections or that they will be able to service their debt, including the Notes. Repayment of Notes in particular may rely on the borrower's ability to refinance or obtain other debt, of which there is no guarantee at the time Notes become payable.

Our success and ultimately the repayment of investor loans is dependent upon raising the additional capital needed for the construction of projects, in most cases both as debt and equity capital or in some cases as donations to the charitable projects. There can be no assurance that such funding will be available or will be available on favorable terms.

NWH's financial model and project plans may not be accurate or successful.

Real estate development projects carry significant risks, such as legal risks, approval risks, contractor performance risks, and risks related to unanticipated issues with a building site (e.g. pollutants, geologic characteristics, archeological value, etc.).

Maintenance, utility, compliance, property management, variable interest rate, or other expenses may significantly exceed anticipated levels.

NWH is dependent on key personnel.

NWH's day-to-day operations are conducted by Sibley Verbeck Simon. The organization's future operations may depend upon its ability to attract and retain highly skilled personnel and board members, of which there is no guarantee.

NWH's operations are subject to regulation.

NWH's operations are subject to federal, state, county, local and other regulations that are subject to change without notice. In addition, there may be other legal, tax and/or regulatory changes that NWH may or may not be able to foresee that may materially affect NWH. Further, NWH's borrowers will engage in development projects whose success is dependent upon the approval of local jurisdictions and regulatory bodies, including for variances relative to current regulations. Any given development project may not get the approvals anticipated, and therefore may lose the benefit of significant expenditures, such as acquiring or optioning properties, preparing projects, and seeking approvals.

Affordable multifamily rental housing development and operations in some cases rely on the Federal and State Rental Subsidy Vouchers and associated public policy.

James Rector and Robert Singleton are part-time officers. As such, it is likely that the

company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's purchase of the promissory note, the Company may issue additional debt offerings to additional investors, which could be junior or senior to the Investor's promissory note. The Investor may have the opportunity to increase its participation in Company debt in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in Investor's promissory note being junior to a substantial amount of additional financing.

Issuer repayment of notes. The Company has the right to repay any portion or all of any of the promissory notes issued in this offering, which may serve to decrease any liquidity in the market for such securities.

A change in control of the issuer or a sale of assets of the issuer. The Investor will have no ability to influence a potential change in control of the Company or a sale of a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to be able to make all payments due on the Company's debt. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a change in control of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Company, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value required to make all payments due on the Company's debt.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests, including the Company's obligation to serve the public benefit. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its obligation to serve the public benefit and maintain its tax exempt status. By acquiring a promissory note issued by the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes will have no voting rights in the Company, and thus have no ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's promissory note will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

Exercise of Rights Held by Principal Shareholders

N/A

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[1];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

New Way Homes, Inc.
- California 501(c)(3) Non-Profit
- Organized April 2015
- 2 employees

1040 Mystery Spot Road
Santa Cruz CA 96065

http://www.newwayhomes.org

Business Description

Refer to the New Way Homes profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

New Way Homes has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Unfortunately the company was not aware they were required to file this Annual Report.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.